SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

Press release on EDAP TMS 2005 Revenues Estimates

released on January 11, 2006

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date :

EDAP TMS S.A.

S/HUGUES DE BANTEL
HUGUES DE BANTEL
CHIEF EXECUTIVE OFFICER

EDAP ANNOUNCES 2005 REVENUE ESTIMATES

Strong Cash Position Maintained

Increased Q4 Performance; Strong Backlog Entering 2006

Lyon, January 11, 2005 - EDAP TMS S.A. (Nasdaq: EDAP), ahead of the release of its 2005 annual results scheduled for mid-March 2006, today confirmed 2005 Company revenues in line with management expectations and a strong cash position at year end.

The Company reported unaudited 2005 fourth quarter sales revenues estimated in excess of EUR 6 million compared to EUR 5.8 million in 2004, the strongest revenue quarter in more than two years. Both revenue figures are before the effect of performance warrants. Total unaudited sales revenues for the 2005 year are estimated at EUR 21 million, in line with the management expectations. These results include a successful shift of the business from one-time device sales toward recurring treatment procedure sales and growth in the companys end markets.

Group cash position at year end strengthened to more than EUR 8 million versus EUR 7.5 million at September 2005, reflecting the Company's revenue growth and cash management policy.

Hugues de Bantel, CEO of EDAP TMS, commented: "We are very pleased with our strong fourth quarter performance, as predicted in our third quarter release. This performance confirms the growth trends in our mobile per procedure services and sales of Ablatherm-HIFU devices during the quarter. These results reflect continued growing interest in HIFU treatment and our HIFU business model success. The quarter performance includes units placed in view of expanding our Ablatherm-HIFU cost-per-procedure business. Our marketing efforts, plus growing clinical credibility and reimbursement approval in the United Kingdom during 2005, are being rewarded with clear growth in our HIFU business, and we anticipate pursuing this outstanding marketing and awareness strategy by using our cash carefully. I am also very pleased to confirm an increased backlog of Ablatherm-HIFU and lithotripter device sales entering 2006."

With more than 96 sites using Ablatherm-HIFU worldwide, 62 on a mobile basis, and an estimated 9,000 treatments performed as of December 31, 2005, EDAP is extending its already established leadership in the HIFU minimally invasive treatment of localized prostate cancer. Approximately 500,000 men are diagnosed with prostate cancer in western countries each year. Men diagnosed with prostate cancer will look for an appropriate treatment with the lowest side effects, thereby preserving their best quality of life. EDAP, with its Ablatherm-HIFU, is responding to this growing sensitivity, awareness and concern from patients suffering from localized prostate cancer.

Investor Communications

Management will conduct investor meetings in the United States January 16 to 27, 2006. Meetings will be held in Portland, Seattle, San Francisco, Dallas, Minneapolis, Boston, New York and Atlanta. Investors wishing to schedule an appointment should contact Matt Kreps at Halliburton Investor Relations at 972-458-8000.

Warrants Impact

Please note that these 2005 expectations and figures are not audited and are given without the warrant impact. 2005 results will include a non-cash charge, booked in deduction of UDS division sales revenues and HIFU division sales revenues in connection with warrants issued to HealthTronics, Inc., the Company's U.S. marketing partner, under its distribution agreement with HealthTronics. The non-cash charge that will be recorded in 2005 relates to a series of warrants that vested in 2005 by meeting performance milestones, in accordance with the terms of the agreement. Additional details on the computation of this non-cash charge will be developed further in the Company's release of 2005 Full Year and Fourth Quarter results in March 2006. For further details on warrants impact, please refer to the Company's 2004 Form 20-F filed with the SEC.

About EDAP TMS S.A.

EDAP TMS S.A. develops and markets Ablatherm-HIFU, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. The company is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

For more information on the Company, contact the Investor Relations Dept. by phone at +33 (0)4 78 26 40 46.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.